

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2025

Josef Valdman
Chief Executive Officer
Perimeter Acquisition Corp. I
6060 N. Central Express Way, Suite 500
Dallas, TX 75204

> **Re: Perimeter Acquisition Corp. I**
> **Registration Statement on Form S-1**
> **Filed March 20, 2025**
> **File No. 333-285974**

Dear Josef Valdman:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Please describe on the cover page, the summary, and elsewhere as applicable the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates, and promoters in connection with any change in the size of the offering. In that regard, we note your disclosure on pages 22, 87, and elsewhere that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as-converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Summary, page 1

2.   Please include a discussion of any prior SPAC experience of your management team, your sponsor, or affiliates. For example, please include details such as any completed business combinations and related redemption levels, and any possible liquidations. Please refer to Item 1603(a)(3) of Regulation S-K.

Principal Shareholders, page 138

3.   Please revise the appropriate section or sections of your document to include a description of the material roles and responsibilities of the SPAC sponsor and any of its affiliates in directing and managing your company's activities. In that regard we note your footnote disclosure 3 and 5 on page 138. Please refer to Item 1603(a)(4) of Regulation S-K.

4.   Please disclose all persons who have a direct and material interest in the SPAC sponsor. We note your disclosure that Gamma Asset Management LLC has a membership interest and a certain percentage of the economic rights attributable to the sponsor, and your statement that Gamma International Bank is a "strategic investor in [y]our sponsor." Refer to Item 1603(a)(7) of Regulation S-K. To the extent an entity's interest in the sponsor is direct and material, please disclose the natural person(s) who have voting or investment control over the shares held by the entity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Daniel Forman, Esq.